SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Proxy Statement for Special General Meeting of Shareholders

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: May 18, 2009

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Special General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4 p.m., Israel time, on Thursday, June 25, 2009, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposal 1 as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
May 18, 2009

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4 p.m., Israel time, on Thursday, June 25, 2009, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

        1.        Approval of the diversification of the Company’s operations by entering into the fixed-income real-estate sector.

        The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on May 21, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
May 18, 2009

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at 4 p.m., Israel time, on Thursday, June 25, 2009, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

        1.      Approval of the diversification of the Company’s operations by entering into the fixed-income real-estate sector.

        The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of Proposal No. 1 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Israeli Companies Law of 1999 (the “Companies Law”).

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Position Statements

        Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than May 31, 2009. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about May 22, 2009 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 16,517,508 Shares outstanding as of May 17, 2009 (such number excludes (i) 366,573 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 33,000 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of May 17, 2009 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

DIVERSIFFICATION OF THE COMPANY’S OPERATIONS BY ENTERING INTO THE
FIXED INCOME REAL ESTATE SECTOR

        Since its inception, the Company has been engaged in the video encoding business.

        Following the sale of the Company’s holding in Scopus Video Networks Ltd. to Harmonic Inc. which took place on March 12, 2009, the Company had disposed of its entire holdings of Scopus shares in consideration for approximately $28.7 million. As a result of the above, to date, the company has cash, cash equivalents, and other financial investments, net, of approximately $38.3 million.

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        In light of the Company’s receipt of the said consideration and its current cash position, the Board of Directors resolved to expand and diverse the Company’s operations and enter into the fixed-income real estate sector.

        The Board of Directors believes that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities. The Board of Directors determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for the Company and its shareholders that should be pursued. The fixed-income real estate sector presents opportunities and risks which are, in their essence, materially different from the Company’s current business.

        It is therefore proposed, to approve the diversification of the Company’s operations by entering into the fixed-income real estate sector. Such approval is seeked solely for caution purposes and without any obligation of the Company to do so. It is emphasized that the Company is free to enter into new business fields and/or make further changes to its operations without shareholders’ approval.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the diversification of the Company's operations by entering into the fixed income real-estate sector be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

May 18, 2009

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OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the “Company”), standing in the name of the undersigned at the close of business on May 21, 2009 at the Special General Meeting of Shareholders of the Company to be held at the Company’s offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, June 25, 2009, at 4 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposal No. 1 and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1:

Approval of the diversification of the Company’s operations by entering into the fixed-income real-estate sector.

FOR	AGAINST	ABSTAIN

☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2009

——————————————
     (Signature of Stockholder)

——————————————
     (Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.